UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of stake in power sector company

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Rio de Janeiro, February 8, 2023 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/22/2022, informs the beginning of the non-binding phase regarding the sale of its 18.8% stake in the capital stock of UEG Araucária S.A. (UEGA), together with its partners, Companhia Paranaense de Energia - COPEL and COPEL Geração e Transmissão S.A., which hold, respectively, 20.3% and 60.9% of the capital stock, totaling the sale of 100% of UEGA's shares.

Potential buyers qualified for this phase, beginning today, will receive a process letter containing detailed information about the asset in question, as well as instructions on the divestment process, including guidelines for preparing and submitting non-binding proposals.

This disclosure is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This operation is in line with the company's strategy of portfolio optimization and capital allocation improvement, aiming at value maximization and greater return to society.

About UEGA - Usina Elétrica a Gás de Araucária

UEGA is a partnership between Copel Group and Petrobras, consisting of a natural gas-fired generation plant (combined cycle, with two gas turbines and one steam turbine) located in Araucária - PR, close to the Bolivia-Brazil gas pipeline (GASBOL). It started operations in 2002 and has a total installed capacity of 484 MW.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer